Gold Fields Limited (Incorporated in the Republic of South Africa) (Registration Number 1968/004880/06) JSE, NYSE, DIFX Share Code: GFI ISIN: ZAE000018123 (“Gold Fields” or “Company”) COMMENT ON NORTHERN STAR ANNOUNCEMENT RESPONDING TO MEDIA SPECULATION REGARDING A NON-BINDING INDICATIVE PROPOSAL FOR THE COMBINATION OF GOLD FIELDS AND NORTHERN STAR Shareholders are referred to the recent announcement published by Northern Star Resources Ltd (Northern Star) on the Australian Securities Exchange (ASX) in response to media speculation regarding a possible transaction involving Gold Fields. Gold Fields confirms that following a number of discussions over the last six months with Northern Star, with limited engagement, it confidentially submitted a non-binding, indicative and conditional proposal to the Northern Star Board on 13 September 2026 to acquire 100% of the ordinary shares in Northern Star by way of a scheme of arrangement (the Proposed Transaction). In its response letter dated 24 September 2026, the Northern Star Board informed Gold Fields that it was not appropriate to engage in further discussions at this time. The approach to Northern Star is consistent with Gold Fields’ strategy to improve the quality and value of its portfolio through investment in high- quality, long-life assets. Gold Fields considers that there is strong strategic rationale for the Proposed Transaction, as Northern Star’s assets are highly complementary with Gold Fields’ portfolio, and together would create a world-class pure-play senior gold producer with a compelling growth profile. The Proposed Transaction offers an opportunity for the combined group to have a significant land position in Western Australia, a leading mining jurisdiction in which Gold Fields has successfully operated for decades. The combination would have a sector-leading production profile, reserve life and growth pipeline, with the opportunity to unlock meaningful operational, corporate and portfolio optimisation synergies, estimated at US$4-5 billion(1) across the combined group. The combined group would be well-placed to create enhanced value for all shareholders through the realisation of these synergies, leveraging Gold Fields’ leading operating platform and complementary technical skillsets across the portfolio, and benefitting from the strength and optionality that comes from a resilient balance sheet and continued discipline in capital allocation. Terms of the Proposed Transaction Notwithstanding the Northern Star Board’s position, and in light of Northern Star’s announcement, Gold Fields confirms below the principal terms of the proposal submitted to the Northern Star Board. Under the terms of the Proposed Transaction, Northern Star’s shareholders would receive 0.3125 Gold Fields shares and A$7.25 in cash for each Northern Star share held, representing an implied offer price of A$27.00 per Northern Star share as at 13 September 2026 (the Offer Price). Upon implementation of the Proposed Transaction, Northern Star shareholders would own approximately 33% of the issued ordinary shares of Gold Fields (Gold Fields Shares), providing meaningful ongoing participation in the strategic and financial benefits of the combined group. Northern Star shareholders would have a mix-and-match facility to enable them to elect to receive the default consideration, 100% cash or 100% shares, subject to a customary scale-back mechanism to cap the total amount of cash consideration to be paid to Northern Star shareholders at A$10.4 billion and the total number of new Gold Fields shares to be issued to Northern Star shareholders at 447 million shares. Gold Fields would intend to establish a secondary listing on the ASX, subject to ASX approval, in respect of the new Gold Fields shares to be issued to Northern Star shareholders (formally through utilization of a CHESS Depositary Interest (CDI) facility). Strategic rationale  Creation of the second largest global gold producer with significant exposure to Australia, North America and Chile The combination creates a globally diversified gold producer with scale, quality and clear operational upside. The combined group would produce approximately 4.1 million ounces in the twelve months to 30 June 2026, with approximately 80% of production coming from Australia, North America and Chile, underpinned by 77 million ounces of ore reserves and 181 million ounces of mineral resources(2).  An opportunity to realise substantial and unique regional synergies via the world’s largest sole-owned production centre in any state or province, estimated at US$4 – 5bn(1) With eight of Australia’s top 20 gold mines, all located within a ~280-km radius, and 92% of Northern Star Australian reserves (excluding Hemi) located within 100-km of existing Gold Fields processing infrastructure, the Proposed Transaction offers a uniquely contiguous footprint. There is potential to unlock material value through operational optimisation synergies allowing access to higher-grade feed whilst reducing operating costs through lower haulage and processing costs. The combined group would also expect to realise meaningful procurement, maintenance and corporate efficiencies, including tax synergies.  Demonstrated project development expertise and operating capabilities to de-risk and drive returns on the combined production growth pipeline of 800Kozpa+(3) Gold Fields’ proven project development capability would support value realisation at Hemi, following the successful delivery of Salares Norte into commercial production in 2025 and the advancement of Windfall to execution readiness. By combining Northern Star’s deep Western Australian expertise with Gold Fields’ global technical, operational and project execution capabilities, the combined group would apply a “best of both” approach to reduce development risk, improve capital efficiency and maximise long-term value from Hemi and Windfall.  Strength of the combined balance sheet supports continued upper quartile shareholder returns through the cycle Gold Fields remains committed to its capital allocation framework, which seeks to balance reinvestment in its business with delivering upper quartile shareholder returns, whilst maintaining an investment grade credit rating. The balance sheet strength of the combined group would provide enhanced flexibility to fund the organic growth pipeline, including the Windfall and Hemi projects, while continuing to support Gold Fields’ track record of attractive shareholder returns through the cycle alongside our commitment to a <1.0x Net Debt/EBITDA target following implementation of the transaction. While Gold Fields views the quality of Northern Star's assets as attractive and complementary to its existing portfolio, it recognises certain assets may have greater strategic relevance and/or attract higher valuations under alternative ownership structures. Accordingly, Gold Fields would intend to pursue a defined programme of portfolio optimisation following implementation of the Proposed Transaction. Proceeds from selected asset disposals, expected to be at least US$4.0 billion, would assist deleveraging and provide flexibility for enhanced shareholder returns. The Offer Price represents:  a 22% premium to Northern Star’s closing share price on 11 September 2026, being the last trading day prior to submission of Gold Fields’ proposal(4);  a 14% premium to Northern Star’s closing share price on 25 September 2026(5); and  a 20% premium to Northern Star’s broker average net asset value (NAV)(6). The Offer Price represents an attractive premium to Northern Star’s undisturbed share price, particularly given Northern Star’s share price appreciation of 14% on 2 June 2026, the day Elliott published its presentation outlining perspectives on value creation at Northern Star. Mike Fraser, Chief Executive Officer of Gold Fields, said: “We see this combination as creating a stronger platform that can deliver value sooner. Gold Fields would bring proven operational and development capability to Northern Star’s portfolio, with our combined business unlocking material, unique synergies estimated at US$4-5bn in value(1). While we are disappointed that the Northern Star Board has not yet chosen to engage on a proposal that we continue to believe offers compelling strategic and financial benefits for both sets of shareholders, we remain open to constructive dialogue and continue to seek engagement with the Northern Star Board to discuss the merits of the Proposed Transaction. At the same time, we will remain disciplined and prudent in our approach to ensure the continued maximisation of value for Gold Fields shareholders. Gold Fields remains committed to maintaining a strong balance sheet, with sufficient liquidity and financing flexibility to support its strategic priorities, including the Proposed Transaction.” There can be no certainty that any further engagements with Northern Star will materialise, or that a transaction will be successfully concluded. Presentation at Mining Forum Americas Conference Shareholders are also advised that Gold Fields’ management is currently in attendance at Mining Forum Americas, taking place from 27 to 30 September 2026. Presentation materials will be uploaded to the Company’s website at www.goldfields.com later today. 1) Synergies estimated by Gold Fields on a post-tax, NAV and NPV basis, net of one- off implementation costs, expected to be realised over time. Estimates are preliminary only, based solely on publicly available information about Northern Star, without due diligence and are subject to implementation of the proposed transaction and the outcome of further technical and operational studies. 2) Financial information based on Gold Fields and Northern Star public disclosures. AISC/oz and production based on LTM Jun-2026 for Gold Fields and Northern Star. Ore reserves and mineral resources based on Dec-2025 for Gold Fields and Mar-2026 for Northern Star. 3) Refer to the Gold Fields 2025 Integrated Annual Report for anticipated average annual Windfall production; Hemi production based on the average annual production over the first 10 years of mine life per the Hemi definitive feasibility study published in September 2023. 4) Based on Northern Star’s closing share price of A$22.08 per share on 11 September 2026. 5) Based on Northern Star’s closing share price of A$22.11 per share on 25 September 2026. 6) Based on the average Northern Star NAV per share from broker reports available to Gold Fields and its advisors on 13 September 2026. ENDS 28 September 2026 For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 82 562 5288 Email: jongisa.magagula@goldfields.com Shilan Modi Tel: +27 11 562 9700 Mobile: +27 83 461 6894 Email: shilan.modi@goldfields.com For media enquiries contact: Kershnee Govender Tel: +27 11 562 9700 Email: kershnee.govender@goldfields.com

Erica Borgelt Tel: +61 413 732 951 Email: Erica.Borgelt@secnewgate.com.au JSE Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisors to Gold Fields: BofA Securities J.P. Morgan Legal advisors to Gold Fields: Herbert Smith Freehills Kramer (Australia) Webber Wentzel (South Africa) Media advisor to Gold Fields: SEC Newgate (Australia) About Gold Fields Gold Fields is a globally diversified gold producer with eight operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. Gold Fields has a total attributable annual gold-equivalent production of 2.4 Moz, proved and probable Gold Mineral Reserves of 48.3 Moz, measured and indicated Gold Mineral Resources of 34.2 Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.8 Moz (excluding Mineral Reserves) as at 31 December 2025. Gold Fields’ shares are listed on the JSE and the American depositary shares trade on the New York Stock Exchange. About Northern Star Northern Star is one of the world’s ten largest gold miners, with nine operating mines across three high-quality production centers in Australia and Alaska (United States), and one major development project in Western Australia. Northern Star has total attributable annual gold sales of 1.54 Moz, Group Ore Reserves of 28.4 Moz, and group Mineral resources of 88.9 Moz. Northern Star’s shares are listed on the Australian Securities Exchange. Forward looking statements This announcement contains forward looking statements within the meaning of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the approvals, permitting, development, operations and final investment decision relating to the Windfall Project), anticipated benefits of acquisitions or joint ventures (including as to whether the proposed combination with Northern Star will be completed, the terms and timing and anticipated benefits or synergies of the proposed combination), ability to successfully renew, and/or extend or retain mining rights, licences or other interests (including, in particular, the renewal of the Tarkwa mining leases), ability to conclude divestments on favourable terms (if at all), business prospects, financial positions, production and operational guidance, shareholder returns, climate and ESG related statements, targets and metrics, are necessary estimates reflecting the best judgement of senior management and involve risks and uncertainties that could cause actual results to differ materially. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). To the maximum extent permitted by law, Gold Fields makes no representation or warranty as to the currency, accuracy, reliability or completeness of any forward-looking statement contained in this announcement. Readers are cautioned not to place reliance on such statements. These forward-looking statements speak only as of the date they are made and are based on information available to Gold Fields as at the date of this announcement. Gold Fields and its directors, officers, employees, advisers, agents and other intermediaries disclaim any obligation or undertaking to update publicly or release any revisions to these forward-looking statements, whether to reflect new information, events or circumstances after the date of this announcement, the occurrence of future events or otherwise. These forward-looking statements and any other financial information contained in this announcement have not been reviewed or reported on by the Company’s external auditors. This announcement is the responsibility of the Gold Fields Board of Directors. Five-year estimates are in real terms as at 1 January 2026, are based on the existing portfolio and are subject to inflation and other pressures. Mineral resources and mineral reserves The Mineral Resources and Mineral Reserves figures in this announcement for Gold Fields reflect the Gold Fields group’s position as at 31 December 2025, as published in the 2025 Mineral Resources and Mineral Reserves Supplement (released 30 March 2026 alongside the Integrated Annual Report), to which readers are referred for full technical disclosure. For information on Gold Fields’ Mineral Resources and Mineral Reserves prepared in accordance with Subpart 1300 of Regulation S-K, readers should refer to the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). The Mineral Resources and Mineral Reserves figures in this announcement for Northern Star reflect Northern Star’s public announcements released 3 June 2026, and reflect the Northern Star group’s position as at 31 March 2026. These figures are not prepared in accordance with the SAMREC Code, the SAMVAL Code, or Subpart 1300 of Regulation S-K and have not been independently verified by Gold Fields.